Exhibit 12.1

	December 31,				August 14, 2004 to December 31,	January 1, 2004 to August 13,		December 31,
(dollars in millions)	2007		2006	2005	2004	2004		2003
Earnings
Income (loss) before provision for income taxes	$6,409		$(26,904)	$(4,969)	$(4,481)	$24,262		$11,861
Plus: fixed charges (1)	44,345		62,531	49,766	11,689	3,879		5,536

	$50,754		$35,627	$44,797	$7,208	$28,141		$17,397

Fixed Charges:
Gross interest expense	42,866		61,019	47,991	11,224	3,098		3,530
Estimate of the interest within operating leases	1,479		1,512	1,775	465	781		2,006

	$44,345		$62,531	$49,766	$11,689	$3,879		$5,536

Ratio of earnings to fixed charges	1.1	x	*	*	*	7.3	x	3.1

(1)	For purposes of calculating the ratio of earnings to fixed charges, earnings represent income before income taxes plus fixed charges. Fixed charges consist of interest expense and one-third of operating rental expenses which management believes is representative of the interest component of rent expense.

*	Due the losses for 2006, 2005 and the period August 14, 2004 through December 31, 2004 the coverage ratio was less than 1:1. Innophos must generate additional earnings of $26,904 for 2006, $4,969 for 2005 and $4,481 for the period August 14, 2004 through December 31, 2004 respectively, to achieve a ratio of 1:1 for those periods.